UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____-

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

Commission File Number 33-89818, 33-96568, 333-08041 and 333-57107

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN
(formerly the CLUBCORP EMPLOYEE STOCK INVESTMENT PLAN)
(Full title of the plan)

CLUBCORP, INC.
(Exact name of issuer of the securities held pursuant to the plan)

3030 LBJ FREEWAY, DALLAS, TEXAS 75234
(Address of principal executive office)

(972) 243-6191
(Issuer's telephone number; including area code)

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Independent Auditors' Report

The Board of Trustees
ClubCorp Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of ClubCorp Employee Stock Ownership Plan, formerly the ClubCorp Stock Investment Plan, as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 and the schedule of reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the *Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974*. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 16, 2000

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998

	1999	1998
Assets:		
ClubCorp, Inc. common stock, at fair value	$72,835,191	$65,278,819
Short-term investments, at fair value	1,874,201	1,350,945
Cash	398,892	284,927
Receivables:		
Employer contributions	924,656	1,876,109
Employee contributions	81,365	113,121
	1,006,021	1,989,230
Total assets	76,114,305	68,903,921
Liabilities - miscellaneous payables	11	-
Net assets available for benefits	$76,114,294	$68,903,921

See accompanying notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 1999 and 1998

	1999	1998
Additions to net assets attributed to:		
Employer contributions	$ 1,888,214	$ 2,687,437
Employee contributions	6,503,901	5,894,318
Net appreciation in fair value of investments -		
ClubCorp, Inc. common stock	4,536,371	9,326,526
Investment income	109,235	79,776
	13,037,721	17,988,057
Deductions from net assets attributed to:		
Benefits paid and withdrawals	5,770,731	5,198,229
Administrative expenses	56,617	155,339
	5,827,348	5,353,568
Net increase in net assets available for benefits	7,210,373	12,634,489
Net assets available for benefits:		
Beginning of year	68,903,921	56,269,432
End of year	$76,114,294	$68,903,921

See accompanying notes to financial statements.

3

(1) General

The ClubCorp Employee Stock Ownership Plan (Plan) is a defined contribution plan covering employees of ClubCorp, Inc.'s participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

Prior to January 1, 1999, the Plan was known as the ClubCorp Stock Investment Plan (Predecessor Plan). The Plan was amended and restated into the ClubCorp Employee Stock Ownership Plan which is subject to the same eligibility and matching guidelines of the Predecessor Plan. Funds that were in the Predecessor Plan before January 1, 1999 remained in the Plan. The primary differences between the Predecessor Plan and the Plan are provisions that allow participants to elect to diversify a portion of their account assets upon meeting certain age and participation requirements and upon termination, retirement or permanent disability, a participant or beneficiary may elect to receive ClubCorp common stock in lieu of cash.

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

(b) Contributions

Participating employees may elect to contribute up to 6% of their eligible compensation to the Plan. Contributions to the Plan are primarily invested in ClubCorp common stock. Participants may elect to diversify a portion of their account assets upon meeting certain age and participation requirements. The Employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the years ended December 31, 1999 and 1998, ClubCorp made discretionary contributions of approximately $586,000 and $1,558,000, respectively.

The maximum amount which may be added to any participant's account in any year is the lesser of $30,000 or 25% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant's share of ClubCorp's contributions.

(c) Participant Accounts

Each participant's account is credited with the allocation of ClubCorp's contributions based on the participant's contributions to the Plan. Earnings and losses from investments are allocated to the participants' accounts based on their individual quarter-end balances. Forfeitures of terminated participants' nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(f)).

(d) Vesting

Participants are gradually vested in ClubCorp's contributions as determined by years of credited service. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(Continued)

4

(e) ***Payment of Benefits***

Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant's account. The participant or beneficiary may also elect to receive ClubCorp common stock in lieu of cash.

(f) ***Administrative Expenses***

Forfeitures are used by the Plan to pay direct administrative expenses which amounted to $56,617 and $155,339 in 1999 and 1998, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by ClubCorp. Indirect administrative expenses of $223,501 and $313,775 were paid by ClubCorp on behalf of the Plan in 1999 and 1998, respectively.

(g) ***Plan Termination***

Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net assets would be distributed to Plan participants based on each participant's account balance.

(h) ***Form 5500 Reconciliation***

The net assets available for benefits recorded in the Plan's Form 5500 as of December 31, 1999 and 1998 are less than the corresponding amounts reported in the accompanying financial statements by $2,398,064 and $1,153,951, respectively. These differences relate to benefits payable at year-end for terminations.

(i) ***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(Continued)

5

(2) Investments

The following table presents the fair value of investments at December 31, 1999 and 1998.

	1999		1998	
	Units/ shares	**Fair value**	**Units/ shares**	**Fair value**
Investment at estimated fair value – ClubCorp common stock	4,112,659	$ 72,835,191	3,932,459	$ 65,278,819
Investment at quoted market value - Wachovia Bank Short-Term Investment Fund	1,874,201	1,874,201	—	—
Investment at quoted market value - Dreyfus Institutional Government Money Market Fund	—	—	1,350,945	1,350,945
		$ 74,709,392		$ 66,629,764

If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, a Financial Advisor has been engaged by the trustees of the Plan to confirm the fairness of the Formula Price for purposes of the Plan by forming independent appraisals. Based upon appraisals, the Financial Advisor confirms whether or not the Formula Price falls within the range of fair market value of the common stock on the date of each appraisal and at each fiscal year end. If there is any discrepancy between the Formula Price and the range of fair market value of the common stock as determined by the Financial Advisor, ClubCorp expects that it would adjust the Formula Price so that it falls within the range of fair market value as determined by the Financial Advisor. All purchases of common stock by the Plan were made on or shortly after an appraisal date at the Formula Price as confirmed by the Financial Advisor. During the years ended December 31, 1999 and 1998, purchases of common stock made by the Plan were from two individual shareholders and ClubCorp.

(3) Employer Contributions Receivable

Matching contributions are allocated to employees' accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter's Employer match credited to employees' accounts but not received at December 31, 1999 and 1998. At December 31, 1999 and 1998, Employer contributions receivable includes the Employer discretionary contribution of approximately $586,000 and $1,558,000, respectively (see note 1(b)).

(Continued)

(4) Federal Income Taxes

The Plan obtained its latest tax determination letter on April 28, 2000, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5) Financial Instruments

The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. ClubCorp common stock and short-term investments are carried at fair value.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLUBCORP EMPLOYEE STOCK
OWNERSHIP PLAN (formerly the ClubCorp
Stock Investment Plan)

CLUBCORP, INC.
Plan Administrator

Date: June 30, 2000   By: /s/ Jeffrey P. Mayer
                                              Jeffrey P. Mayer
                                              Chief Financial Officer

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Item 27(a) – Schedule of Assets Held for Investment Purposes
as of December 31, 1999

Identity of issue	Description of investment	Current value
Common stock - ClubCorp, Inc.*	4,112,659 shares	$72,835,191
Wachovia Bank - Short-Term Investment Fund	1,874,201 units	1,874,201

*Party-in-interest

See accompanying independent auditors' report.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Item 27(d) – Schedule of Reportable Transactions
For the year ended December 31, 1999

	Description of asset	Aggregate number of transactions	Purchase price	Sale price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Purchases:									
Wachovia Bank Short-Term Investment Fund	Money market fund	146	$ 16,685,106	-	-	-	16,685,106	16,685,106	-
Sales:									
Wachovia Bank Short-Term Investment Fund	Money market fund	173	-	$ 14,810,905	-	-	14,810,905	14,810,905	-

See accompanying independent auditors' report.